Exhibit 99.1

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Li Jia

NetEase.com, Inc.

liddyli@corp.netease.com

Tel: (+8610) 8255-8208

NetEase.com Reports Second Quarter 2011

Unaudited Financial Results

(Beijing — August 18, 2011) — NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the second quarter ended June 30, 2011.

William Ding, Chief Executive Officer and Director of NetEase, stated, “For the second quarter of 2011, we delivered strong quarter-over-quarter and year-over-year growth across our online games and advertising services.  Second quarter online games revenue increased 13.9% quarter-over-quarter driven by our newly launched self-developed game, Ghost, as well as continued demand for Fantasy Westward Journey and World of Warcraft®, a game licensed from Blizzard Entertainment. Online games revenue increased by 33.6% year-over-year, mainly as a result of the growth in our self-developed games, including Fantasy Westward Journey, Ghost, Westward Journey Online II, Tianxia II and Heroes of Tang Dynasty, along with continued revenue growth from World of Warcraft.”

“We are extremely pleased to announce that for the second quarter of 2011, we achieved new record revenue and PCUs for Westward Journey Online II, driven by the release of our latest expansion pack, which contains new features, including expanded content and scenarios as well as the return of eight principal characters with fresh appearances. In the second quarter and during July, we also made several key additions to our robust portfolio of online games.  For example, in April we introduced StarCraft® II, a game licensed from Blizzard Entertainment, to the Chinese market, and beginning in late July and continuing in August, a series of promotional campaigns is being held to broaden the player base for the game. In July, we launched the highly anticipated World of Warcraft: Cataclysm™, the third expansion set for Blizzard Entertainment’s award-winning MMORPG. In addition, we initiated unlimited closed beta testing of our self-developed game, Ghost, in April. Its user statistics performance has been outstanding, with users praising its quality. We also successfully launched open beta testing in June for Heroes of Tang Dynasty and are pleased with the revenue and user statistics it has generated so far.”

“During the second half of the year, we expect to launch expansion packs for Fantasy Westward Journey, Westward Journey Online III, and Legend of Westward Journey, which we are renaming, ‘Warsong of Westward Journey.’   In addition, we are preparing to release a comprehensive upgrade of Tianxia II and will continue to enhance the content of Ghost prior to the full-scale closed beta testing planned to commence in the second half of this year. ”

Mr. Ding continued, “Advertising services revenue rose 33.8% quarter-over-quarter due to a seasonal increase in advertising spending in the second quarter.  We also believe that advertisers increasingly appreciate NetEase’s content innovation, service integration, new product development and our portal’s high and growing appeal to users. Revenue for the advertising segment increased by 16.2% year-over-year with growing demand for advertising services from Internet services, food and beverage products and financial services sectors.”

“Our mailbox services and micro-blogging products are gaining broad acceptance and traction among the rapidly growing mobile Internet market in China. Our registered e-mail users reached approximately 410 million as of June 30, 2011, an increase of 13.9% since the end of the first quarter. Growing this strategic portion of our business has been among our top initiatives. During the second quarter, we invested in significant upgrades to our mailbox infrastructure and engaged in promotional activities, including advertising on a high profile television show and collaborating with major mobile phone manufacturers to preinstall our e-mail services on their mobile devices.”

“Our micro-blogging services also continue to mature as evidenced by the number of registered micro-blogging users, which grew to approximately 52.5 million as of June 30, 2011, an increase of 32.9% quarter-over-quarter.  During the second quarter, we launched two new micro-blogging products, ‘micro-debate’ and ‘micro-event’, as well as upgraded our ‘micro-blogging life’ home page to provide more valuable content to our users. We also hosted the first Micro Movie Festival in China.  As our mobile business evolves, we plan to leverage this growing user base to further expand our market share, grow our portfolio of industry leading online games and increase our advertising services revenue,” concluded Mr. Ding.

Second Quarter 2011 Financial Results

Revenues

Total revenues for the second quarter of 2011 were RMB1.8 billion (US$275.1 million), compared to RMB1.5 billion and RMB1.3 billion for the preceding quarter and the second quarter of 2010, respectively.

Revenues from online games were RMB1.6 billion (US$244.1 million) for the second quarter of 2011, compared to RMB1.4 billion and RMB1.2 billion for the preceding quarter and the second quarter of 2010, respectively.

Revenues from advertising services were RMB169.6 million (US$26.2 million) for the second quarter of 2011, compared to RMB126.8 million and RMB145.9 million for the preceding quarter and the second quarter of 2010, respectively.

Revenues from wireless value-added services and others (“WVAS and others”) were RMB30.7 million (US$4.7 million) for the second quarter of 2011, compared to RMB25.7 million and RMB19.9 million for the preceding quarter and the second quarter of 2010, respectively.

Gross Profit

Gross profit for the second quarter of 2011 was RMB1.2 billion (US$178.4 million), compared to RMB985.0 million and RMB870.9 million for the preceding quarter and the second quarter of 2010, respectively. The quarter-over-quarter increase in gross profit was primarily attributable to the increase in game revenues from the Company’s self-developed games, Ghost, Fantasy Westward Journey and World of Warcraft, a game licensed from Blizzard Entertainment, as well as increased advertising service revenue, partially offset by increased cost of revenues.  Revenue from Ghost grew steadily during its unlimited closed beta testing in the second quarter of 2011. The quarter-over-quarter increase in advertising services revenue was primarily attributable to seasonality and increasing appeal of the Company’s portal to users and advertisers.  Increased cost of revenues was primarily due to increased royalties and consultancy fees related to the operation of Blizzard Entertainment’s StarCraft II and World of Warcraft, increased headcount-related costs, and increased staff bonuses during the second quarter of 2011.

The year-over-year increase in gross profit was primarily attributable to increased revenues from both the online games and advertising businesses, partially offset by increased cost of revenues related mainly to the online games business. The year-over-year increase in online games revenue was primarily driven by increased revenues from the Company’s self-developed games as well as increased revenue from World of Warcraft.  Revenues from self-developed games increased primarily as a result of various expansion packs and promotional activities in the second quarter of 2011, as well as the unlimited closed beta testing of Ghost starting in April 2011. The year-over-year increase in revenue from World of Warcraft was mainly due to the release of Blizzard Entertainment’s Wrath of the Lich King™ expansion pack in August 2010. The year-over-year increase in cost of revenues for the online games business was mainly due to increased royalties and consultancy fees related to World of Warcraft and StarCraft II operations and increased staff-related costs, resulting from increased headcount in 2011.

The year-over-year increase in advertising services revenue was primarily due to continued rising demand for advertising services, primarily from Internet services, food and beverage products and financial services sectors.

Gross Profit (Loss) Margin

Gross profit margin for the online game business for the second quarter of 2011 was 70.2%, compared to 70.0% and 71.0% for the preceding quarter and the second quarter of 2010, respectively.

Gross profit margin for the advertising business for the second quarter of 2011 was 43.9%, compared to 33.4% and 43.3% for the preceding quarter and the second quarter of 2010, respectively.  The quarter-over-quarter increase in gross profit margin was mainly due to economies of scale as advertising revenue increased in the second quarter without a corresponding increase in advertising related costs. Gross loss margin for the WVAS and others business for the second quarter of 2011 was 7.8%, compared to gross loss margin of 21.6% and 40.2% for the preceding quarter and the second quarter of 2010, respectively.  The improved gross loss margin for WVAS and other business in the second quarter of 2011 was mainly due to increased revenues from the e-commence business and mailbox services.

Operating Expenses

Total operating expenses for the second quarter of 2011 were RMB365.8 million (US$56.6 million), compared to RMB292.0 million and RMB261.3 million for the preceding quarter and the second quarter of 2010, respectively. The quarter-over-quarter increase in operating expenses was primarily due to increased selling and marketing expenses, mainly resulting from increased marketing promotional activities for Heroes of Tang Dynasty and Ghost.  This increase was partially offset by decreased general and administrative expenses, mainly resulting from the reversal of share-based compensation costs and accrued bonuses relating to the resignation of a senior executive and certain staff in the second quarter of 2011.  The year-over-year increase in operating expenses was primarily due to increased selling and marketing expenses related to the increased promotional activities as mentioned above, and increased staff-related costs, resulting primarily from increased headcount in the research and development areas.  In addition, share-based compensation costs decreased by RMB13.7 million year-over-year, resulting mainly from the reversal of share-based compensation costs, as referenced above.

Net Profit

Net profit for the second quarter of 2011 totaled RMB772.5 million (US$119.5 million), compared to RMB737.4 million and RMB485.7 million for the preceding quarter and the second quarter of 2010, respectively.  During the second quarter of 2011, the Company reported a net foreign exchange loss of RMB3.0 million (US$0.5 million), compared to a net foreign exchange gain of RMB25.3 million and a net foreign exchange loss of RMB67.8 million for the preceding quarter and the second quarter of 2010, respectively.

The quarter-over-quarter and year-over-year foreign exchange gains/losses were mainly due to the translation gains/losses arising from the Company’s Euro-denominated bank deposit balances as of June 30, 2011 as the exchange rate of the Euro against the RMB fluctuated over the periods.  NetEase reported basic and diluted earnings per American depositary share (“ADS”) of US$0.92 and US$0.91, respectively, for the second quarter of 2011.  The Company reported basic and diluted earnings per ADS of US$0.88 and US$0.87, respectively, for the preceding quarter and basic and diluted earnings per ADS of US$0.58 each for the second quarter of 2010.

Income Taxes

The Company recorded a net income tax charge of RMB92.4 million (US$14.3 million) for the second quarter of 2011, compared to RMB37.2 million and RMB75.5 million for the preceding quarter and for the second quarter of 2010, respectively.  The effective tax rate for the second quarter of 2011 was 10.9%, compared to 4.8% for the preceding quarter and 13.4% for the second quarter of 2010.

The Company’s various principal subsidiaries enjoyed the preferential enterprise income tax rate of 15% as High and New Technology Enterprises from 2008 to 2010. These subsidiaries are currently in the process of applying to renew the High and New Technology Enterprises qualification and expect to be able to retain this qualification for 2011 to 2013 as the qualification criteria remain unchanged.  The quarter-over-quarter increase in effective tax rate was mainly due to the recognition of a tax benefit of approximately RMB47.1 million related to fiscal year 2010 upon two of the Company’s subsidiaries receiving Key Software Enterprises status during the first quarter of 2011.  The year-over-year decrease in effective tax rate was mainly due to the fact that one of the Company’s other subsidiaries was recognized as a Software Enterprise in the fourth quarter of 2010 resulting in tax-exempt status for 2010 and 2011.

Other Information

As of June 30, 2011, the Company’s total cash and time deposit balance was RMB11.1 billion (US$1.7 billion), compared to RMB9.5 billion, as of December 31, 2010.  Total held-to-maturity investments balance was RMB168.9 million (US$26.1 million) as of June 30, 2011(there were no such investments as of December 31, 2010).  Cash flow generated from operating activities was RMB995.0 million (US$153.9 million) for the second quarter of 2011, compared to RMB969.3 million and RMB744.3 million for the preceding quarter and the second quarter of 2010, respectively.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader.  Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.4635 on June 30, 2011 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.  No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2011, or at any other certain date.  The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 9:00 p.m. Eastern Time on Wednesday, August 17, 2011 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, August 18, 2011).  NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-877-941-2068 (international: 1-480-629-9712), 10-15 minutes prior to the initiation of the call.  A replay of the call will be available by dialing 800-406-7325 (international 303-590-3030), and entering passcode 4460484#.  The replay will be available through September 1, 2011.

This call will be webcast live and the replay will be available for 12 months.  Both will be available on NetEase’s corporate web site at http://corp.netease.com, Investor Info: Earnings Call.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China.  NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by its affiliates.  In particular, NetEase provides online game services to Internet users through the in-house development or licensing of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III, Tianxia II, Heroes of Tang Dynasty, Datang and Ghost, as well as the licensed game, Blizzard Entertainment’s World of Warcraft and StarCraft II.

NetEase also offers online advertising on its websites, which enables advertisers to reach its substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified advertising services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet.  NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services that the NetEase websites offer include instant messaging, online personal advertisements, matchmaking, alumni clubs and community forums. The Company believes that it is also the largest provider of free e-mail services in China.  Furthermore, the NetEase websites as well as its micro-blogging services provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

*      *      *

Forward Looking Statements

This press release contains statements of a forward-looking nature.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to:  the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games such as Ghost and Legend of Fairy or expansion packs and other improvements to its existing games, including its planned expansion packs for Fantasy Westward Journey, Tianxia II, Westward Journey Online III, and Warsong of Westward Journey, do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft, StarCraft II or other games licensed by it for a period of time or permanently due to possible governmental actions; the risk that Shanghai EaseNet or NetEase will be subject to penalties or operating restrictions imposed by governmental authorities in the PRC resulting from the operations of their online games, including suspension of their Internet service or other penalties; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among Internet users or result in increased advertising revenue; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its micro-blogging services; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission.  NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	June 30,	June 30,
	2010	2011	2011
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalent	1,285,137	1,844,492	285,370
Time deposits	8,193,972	9,222,928	1,426,925
Restricted cash	140,599	175,599	27,168
Accounts receivable, net	256,335	190,143	29,418
Prepayments and other current assets	678,793	610,904	94,515
Held-to-maturity investments	—	168,856	26,125
Deferred tax assets	72,059	111,535	17,256
Total current assets	10,626,895	12,324,457	1,906,777

Non-current assets:
Property, equipment and software, net	755,778	777,085	120,227
Land use right, net	12,046	11,917	1,844
License right, net	144,637	144,873	22,414
Deferred tax assets	1,530	2,738	424
Other long-term assets	45,776	66,459	10,282
Total non-current assets	959,767	1,003,072	155,191
Total assets	11,586,662	13,327,529	2,061,968

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	130,558	123,366	19,086
Salary and welfare payables	181,973	157,673	24,394
Taxes payable	289,332	303,727	46,991
Deferred revenue	773,952	925,028	143,116
Accrued liabilities and other payables	452,412	468,356	72,462
Total current liabilities	1,828,227	1,978,150	306,049

Long-term payable:
Other long-term payable	33,342	28,239	4,369
Deferred tax liabilities	1,455	309	48
Total long-term payable	34,797	28,548	4,417

Total liabilities	1,863,024	2,006,698	310,466

Total NetEase.com, Inc.’s equity	9,740,811	11,355,168	1,756,814
Non-controlling interests	(17,173)	(34,337)	(5,312)
Total shareholders’ equity	9,723,638	11,320,831	1,751,502

Total liabilities and shareholders’ equity	11,586,662	13,327,529	2,061,968

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Quarter Ended
	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2011
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	1,180,787	1,385,643	1,577,810	244,111
Advertising services	145,948	126,828	169,644	26,246
Wireless value-added services and others	19,913	25,680	30,669	4,745

Total revenues	1,346,648	1,538,151	1,778,123	275,102
Business taxes	(37,653)	(38,200)	(44,507)	(6,886)

Total net revenues	1,308,995	1,499,951	1,733,616	268,216

Total cost of revenues	(438,048)	(514,990)	(580,756)	(89,852)

Gross profit	870,947	984,961	1,152,860	178,364

Operating expenses:
Selling and marketing expenses	(127,351)	(130,345)	(212,898)	(32,939)
General and administrative expenses	(58,287)	(63,332)	(49,845)	(7,712)
Research and development expenses	(75,661)	(98,306)	(103,008)	(15,937)
Total operating expenses	(261,299)	(291,983)	(365,751)	(56,588)

Operating profit	609,648	692,978	787,109	121,776
Other income (expenses):
Investment income	73	82	399	62
Interest income	32,795	51,363	59,419	9,193
Exchange gains (losses)	(67,836)	25,274	(2,961)	(458)
Other, net	(13,087)	2,084	6,381	987

Net income before tax	561,593	771,781	850,347	131,560
Income tax	(75,481)	(37,208)	(92,428)	(14,300)

Net income	486,112	734,573	757,919	117,260
Net loss (income) attributable to non-controlling interests	(438)	2,814	14,577	2,255
Net income attributable to the NetEase.com, Inc.’s shareholders	485,674	737,387	772,496	119,515

Earnings per share, basic	0.15	0.23	0.24	0.04
Earnings per ADS, basic	3.74	5.66	5.92	0.92
Earnings per share, diluted	0.15	0.23	0.24	0.04
Earnings per ADS, diluted	3.73	5.63	5.90	0.91

Weighted average number of ordinary shares outstanding, basic	3,245,756	3,255,764	3,264,927	3,264,927
Weighted average number of ADS outstanding, basic	129,830	130,231	130,597	130,597
Weighted average number of ordinary shares outstanding, diluted	3,258,015	3,273,909	3,275,651	3,275,651
Weighted average number of ADS outstanding, diluted	130,321	130,956	131,026	131,026

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2010	2011	2011	2011
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	486,112	734,573	757,919	117,260
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	58,803	65,706	75,895	11,742
Share-based compensation cost	31,370	38,238	15,710	2,431
Allowance for (reversal of) provision for doubtful debts	6,587	(1,366)	1,788	277
Losses/ (gains) on disposal of property, equipment and software	426	4	(49)	(8)
Unrealized exchange losses/(gains)	72,049	(31,077)	(1,238)	(192)
Deferred income taxes	(48,787)	(8,401)	(33,430)	(5,172)
Net equity share of losses/(gains) from associated companies	(1,225)	330	(778)	(120)
Others	—	(162)	162	25
Changes in operating assets and liabilities:
Accounts receivable	(73,075)	75,613	(20,211)	(3,127)
Prepayments and other current assets	170,066	54,987	125,434	19,407
Accounts payable	16,505	(18,560)	(2,429)	(376)
Salary and welfare payables	21,175	(64,934)	40,634	6,287
Taxes payable	22,158	(30,719)	4,201	650
Deferred revenue	9,620	91,107	59,969	9,278
Accrued liabilities and other payables	(27,515)	63,976	(28,574)	(4,421)
Net cash provided by operating activities	744,269	969,315	995,003	153,941

Cash flows from investing activities:
Purchase of property, equipment and software	(78,715)	(141,157)	(36,130)	(5,590)
Proceeds from sale of property, equipment and software	19	1	49	8
Purchase of held-to-maturity investments	—	—	(170,000)	(26,302)
Purchase of license right	—	—	(39,300)	(6,080)
Transfer to restricted cash	—	—	(35,000)	(5,415)
Net change in time deposits with terms of three months	(21,792)	231,682	12,928	2,000
Placement/rollover of matured time deposits	(1,008,906)	(2,863,899)	(1,551,500)	(240,040)
Uplift of matured time deposits	1,006,381	2,157,008	1,002,444	155,093
Net change in other assets	(1,396)	(5,844)	(14,115)	(2,184)
Net cash used in investing activities	(104,409)	(622,209)	(830,624)	(128,510)

Cash flows from financing activities:
Capital contribution from non-controlling interests	—	—	226	35
Proceeds from employees exercising stock options	8,895	30,252	10,728	1,660
Payment of other long-term payable	—	(10)	—	—
Net cash provided by financing activities	8,895	30,242	10,954	1,695

Effect of exchange rate changes on cash held in foreign currencies	(6,973)	7,112	(438)	(68)
Net increase in cash	641,782	384,460	174,895	27,058
Cash, beginning of the period	1,443,105	1,285,137	1,669,597	258,312
Cash, end of the period	2,084,887	1,669,597	1,844,492	285,370

Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund	102,065	91,682	78,818	12,194
Supplemental schedule of non-cash investing and financing activities
Fixed asset purchases financed by accounts payable	129,863	64,347	91,811	14,205

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands, except percentages)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2010	2011	2011	2011
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	1,180,787	1,385,643	1,577,810	244,111
Advertising services	145,948	126,828	169,644	26,246
Wireless value-added services and others	19,913	25,680	30,669	4,745
Total revenues	1,346,648	1,538,151	1,778,123	275,102

Business taxes:
Online game services	(23,418)	(25,392)	(27,567)	(4,265)
Advertising services	(13,917)	(12,198)	(16,261)	(2,516)
Wireless value-added services and others	(318)	(610)	(679)	(105)
Total business taxes	(37,653)	(38,200)	(44,507)	(6,886)

Net revenues:
Online game services	1,157,369	1,360,251	1,550,243	239,846
Advertising services	132,031	114,630	153,383	23,730
Wireless value-added services and others	19,595	25,070	29,990	4,640
Total net revenues	1,308,995	1,499,951	1,733,616	268,216

Cost of revenues:
Online game services	(335,752)	(408,201)	(462,444)	(71,547)
Advertising services	(74,825)	(76,316)	(85,978)	(13,302)
Wireless value-added services and others	(27,471)	(30,473)	(32,334)	(5,003)
Total cost of revenues	(438,048)	(514,990)	(580,756)	(89,852)

Gross profit (loss):
Online game services	821,617	952,050	1,087,799	168,299
Advertising services	57,206	38,314	67,405	10,428
Wireless value-added services and others	(7,876)	(5,403)	(2,344)	(363)
Total gross profit	870,947	984,961	1,152,860	178,364

Gross profit (loss) margin:
Online game services	71.0%	70.0%	70.2%	70.2%
Advertising services	43.3%	33.4%	43.9%	43.9%
Wireless value-added services and others	(40.2)%	(21.6)%	(7.8)%	(7.8)%

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1:  The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.4635 on June 30, 2011 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:  Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of operations is set out as follows (in thousands):

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2010	2011	2011	2011
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	13,549	13,602	11,565	1,789
Operating expenses
- Selling and marketing expenses	2,723	3,255	2,217	343
- General and administrative expenses	8,326	11,237	(4,517)	(699)
- Research and development expenses	6,772	10,144	6,445	998

In the second quarter of 2011, share-based compensation cost of RMB9.4 million which had been previously recorded was reversed due to the resignation of certain staff and members of management in that quarter.

Note 3:  In the fourth quarter of 2010, management of the Company decided to allocate facility costs comprising of office and staff quarter rentals and management fees, building amortization and miscellaneous utility costs previously recorded under general and administration to the respective functions based on headcount under cost of revenue, selling and marketing, research and development and general and administration.  The change was implemented to better reflect staff-related operating cost.  Reclassifications have been made to cost of revenue and operating expense amounts in the condensed consolidated statements of operations and segment information for the relevant prior period in order to conform to the current period’s presentation.  There is no change to the condensed consolidated balance sheets and the condensed consolidated statements of cash flows.